NEWS RELEASE

PRELIMINARY PROSPECTUS FILED FOR SALE OF A PORTION OF
BRASCAN’S NORBORD SHARES

TORONTO, September 20, 2004 – Brascan Corporation (NYSE: BNN, TSX: BNN.A) announced today that a receipt has been received for the preliminary prospectus filed September 17, 2004 related to its previously announced agreement with a syndicate of underwriters led by TD Securities Inc. and RBC Capital Markets, to purchase from Brascan, 10,000,000 common shares of Norbord Inc. (“Norbord”) (NBD: TSX) at a price of Cdn$12.75 per share for total proceeds of Cdn$127.5 million. These shares are being sold on an ex-dividend basis and therefore the purchasers will not receive the Cdn$1.00 per share dividend payable by Norbord on September 30, 2004. These shares will be offered by prospectus to prospective purchasers in Canada but will not be offered in the United States. In addition, the syndicate has the option, before the closing date, to purchase up to an additional 8,000,000 shares, which, if exercised, would increase the offering to Cdn$229.5 million.

Concurrent with the purchase of these Norbord shares, the syndicate has agreed to underwrite the private placement, in Canada only, of Cdn$255,000,000 principal amount of a new series of 25 - year debentures due September 2029 exchangeable for common shares of Norbord.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Brascan Profile

Brascan Corporation is an asset management company. With a focus on real estate and power generation, the company has direct investments of $17 billion and a further $7 billion of assets under management. This includes 70 premier office properties and 120 power generating plants. The company is listed on the New York and Toronto stock exchange. For more information, please visit our web site at www.brascancorp.com

Norbord Profile

Norbord Inc. is one of the world’s largest producers of oriented strand board with operations in Canada, the United States and Europe. The company also manufactures medium density fibreboard, hardwood plywood, particle board, I-joists and value-added wood-based furniture components. Norbord is listed on the Toronto Stock Exchange under the symbol NBD and has approximately 150 million common shares outstanding.

Contact
Brascan Corporation
Katherine C. Vyse
SVP, Investor Relations and Communications
Tel: 416-369-8246
E-mail: kvyse@brascancorp.com

Note: This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company’s 40-F filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.